

August 28, 2015

Mail Stop 4561

Margaret C. Whitman, Chief Executive Officer
Hewlett Packard Enterprise Company
3000 Hanover Street
Palo Alto, California, 94304

    Re: **Hewlett Packard Enterprise Company**
              Amendment No. 1 to Form 10
              Filed August 10, 2015
              File No. 001-37483

Dear Ms. Whitman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2015 letter.

General

1.   We note your revised disclosure where you quantify the anticipated dis-synergies and explain that you expect them to be divided approximately equally between HP Inc. and Hewlett Packard Enterprise. Where you describe this expectation, also explain how you arrived at this conclusion.

Questions and Answers about the Separation and Distribution

Will Hewlett Packard Enterprise incur any indebtedness prior to or at the time of the distribution? page viii

2.   We note your response to prior comment 1. Please disclose the amount of the indebtedness here, in your risk factor on page 26, and consider expanding your summary

to provide a brief description of the terms of the debt that will be incurred in connection with the separation and your expected use of the proceeds. In this regard, this appears to be material information to the separation.

Information Statement Summary

The Separation and Distribution, page 5

3.   We note your response to prior comment 3, where you disclose the separation costs for the six months ended April 30, 2015. Expand your disclosure here and on page 49 to state the aggregate amount of anticipated separation costs disclosed in note (e) on page 46 and elsewhere in your filing.

Hewlett Packard Enterprise's Post-Separation Relationship with HP Inc., page 5

4.   We note your response to prior comment 5 where you state that the partnerships with HP Inc. are not expected to contain exclusive arrangements that would prevent you from acquiring third-party products following the completion of the separation. Please revise your discussion here to disclose this expectation.

"Our plan to separate into two independent publicly traded companies…," page 27

5.   We note your response to prior comment 10, and your expanded disclosure relating to the key challenges related to the separation. We also note that during your recent earnings call for the second quarter of this year, management characterized the split as "one of the largest and most complex separations ever undertaken." Please expand your discussion of the separation in the summary, risk factors and MD&A to discuss any uncertainties unique to this separation.

Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Statements, page 44

6.   Clarify whether the debt credit ratings will be obtained prior to effectiveness of the Form 10. If not, clarify the basis for your statement that you expect investment grade credit ratings.

7.   We note in your response to prior comment 15 that you expect a portion of HP Co.'s global real estate portfolio and a portion of HP Co.'s IT assets, along with related liabilities to be transferred to you but these assets and liabilities are not included in your combined financial statements as these were not specifically identifiable or otherwise attributable to the Company and centrally managed by HP Co. Please tell us your basis for determining the specific real estate assets and IT assets that will be transferred to you, and why you do not consider these assets to be specifically identifiable or otherwise

attributable to the Company. In this regard, clarify whether these assets were used by the Company or its employees in its operations.

8.   Clarify the nature of your pro forma adjustment to other accrued liabilities for non-recurring separation costs, and how this is different than the $1.5 billion of future cash payments you expect to make in connection with separation costs.

9.   We note your disclosure on page 5 that the separation is expected to result in dis-synergies of approximately $400 million to $450 million, primarily associated with corporate functions, such as finance, legal, IT, real estate and human resources. Clarify whether these dis-synergies will be supported by contractual arrangements in place prior to the separation, and what consideration you gave to including pro forma adjustments for these impacts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 51

10.   We note your response to prior comment 24. We are evaluating your response and will issue further comments, if any, under a separate comment letter.

11.   We note in your response to prior comment 26 you state that the CODM does not review the results of HP Exstream on a stand-alone basis. Please clarify how segment management reviews this information.   We refer you to ASC 350-20-35-34.

Liquidity and Capital Resources

Future Liquidity, page 78

12.   Clarify whether you expect your cash flow from operations to also be sufficient to cover the principal and interest payments due under your expected new debt arrangement. Consider including a quantitative presentation explaining how this arrangement will impact your cash flows and contractual obligations.

Executive Compensation

Historical Compensation of Named Executive Officers Prior to the Separation, page 130

13.   We note your response to prior comment 32. Please disclose the substance of your response here or elsewhere as appropriate.   We also note your discussion on page 147.

Certain Relationships and Related Person Transactions

The Separation and Distribution Agreement

Financing Transactions and Cash Allocation, page 149

14.　In response to prior comment 33, you revised your disclosure to indicate that your cash allocation will be determined based on what "HP Co. determines to be advisable." Please consider revising your disclosure with the basis and discussion you have provided in your response.

Combined Financial Statements

Notes to Combined Financial Statements

Note 5: Retirement and Post-Retirement Benefit Plans, page F-26

15.　We note in your response to prior comment 36 that you have revised your disclosure to state that the actual assumed net benefit plan obligations and related expense could change significantly from your estimates. Please tell us what consideration was given to ASC 715-30-35-66 requiring the remeasurement upon the occurrence of a significant event.

Note 12: Financial Instruments, page F-57

16.　We note your response to prior comment 37 that you will not guarantee or pledge assets for HP Inc.'s debt after the separation. However, we note your revised disclosure on page 44 that you expect to incur additional borrowings to redistribute debt between you and HP Co., and you expect to effect this redistribution, in part, through debt exchanges with respect to certain of HP Co.'s existing debt obligations. Clarify how you took this into consideration in determining the debt to be included in your combined financial statements.

Note 16: Litigation and Contingencies, page F-68

17.　We note your response to prior comment 38 that loss contingencies have been allocated to the Company based on the nature of the loss contingency and whether it relates directly to the business units to be transferred to the Company. We also note that in your litigation disclosure on page 51 you refer to litigation related to both parties' businesses and litigation related to general corporate matters of HP Co. arising prior to the separation. Tell us if, and how, you have allocated expenses relating to these matters.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Laura Veator, Senior Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services